25 Years
Apollo Hospitals
touching lives

RECEIVED
2009 MAY 18 A 2:43

SUPPL

09046118

April 17, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Allotment of 1,549,157 equity shares of Rs. 10/- each to Dr. Prathap C Reddy, promoter of the company

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Meeting of the Committee is scheduled to be held on Saturday, 18th April 2009, to approve issue and allot 1,549,157 equity shares of Rs.10/- each at a price of Rs. 497.69 per share to Dr. Prathap C Reddy, promoter of the company upon conversion of 1,549,157 share warrants allotted to him on 19th October 2007.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

5/18

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

25 Years
Apollo Hospitals
touching lives

April 18, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Allotment of Equity Shares to Dr. Prathap C Reddy

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

The Committee of Board of Directors at its meeting held today approved the allotment of 1,549,157 equity shares of face value of Rs. 10/- each at a price of Rs.497.69 per share to Dr. Prathap C Reddy, promoter of the Company.

Kindly note that consequent to the above allotment, the paid up share capital of the company has been increased to Rs. 617,848,590/- (consisting of 61,784,859 equity shares of Rs.10/- each) from Rs. 602,357,020/- (consisting of 60,235,702 equity shares of Rs.10/- each).

Kindly take note of the same in your records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

5/18

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028